Exhibit 1.01

Synopsys, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2017

Synopsys, Inc. (referred to as “Synopsys,” “we,” and “our” in this report) has submitted this Conflict Minerals Report for the year ended December 31, 2017 in order to comply with Rule 13p-1 under the Securities Exchange Act, as amended. Rule 13p-1 was adopted by the Securities and Exchange Commission (SEC) to implement conflict minerals disclosure requirements, as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict minerals are currently defined as gold, cassiterite, columbite-tantalite (coltan), wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten (which, together with gold, are referred to as the 3TG metals). The definition includes these minerals regardless of their geographic origin or whether or not they fund armed conflict.

In accordance with Rule 13p-1, we conducted due diligence on the source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products we manufactured, or contracted to manufacture, in order to ascertain whether these conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the Covered Countries) and financed or benefited armed groups in any of these countries. Our due diligence measures are described in this Conflict Minerals Report.

As a result of an order issued by the SEC on May 2, 2014, registrants are not required to identify products as “DRC conflict free,” having “not been found to be ‘DRC conflict free,’” or “DRC conflict undeterminable,” and Synopsys makes no such identification about its products in this report. Synopsys’ Conflict Minerals Report has not been subject to an independent private sector audit because, under guidance provided by the SEC’s Division of Corporate Finance on April 29, 2014, an audit is not required unless a registrant voluntarily describes its products as “DRC conflict free.”

1.	Company Overview

Synopsys, Inc. provides software, intellectual property, and services used by designers across the entire silicon to software spectrum, from engineers creating advanced semiconductors to software developers seeking to ensure the security and quality of their applications. We are a global leader in supplying the electronic design automation software that engineers use to design and test integrated circuits, also known as chips. We also offer intellectual property (IP) products, which are pre-designed circuits that engineers use as components of larger chip designs rather than design those circuits themselves. We provide software and hardware used to develop the electronic systems that incorporate chips and the software that runs on them. To complement these offerings, we provide technical services and support to help our customers develop advanced chips and electronic systems. We are also a leading provider of software tools and services that are used to improve the security and quality of software code in a wide variety of industries, including electronics, financial services, media, automotive, medicine, energy and industrials.

Although we are primarily a software, IP, and service provider, we also offer hardware systems that engineers can use to simulate the chips they are in the process of designing. This allows engineers to test and verify the behavior of chips, or begin to develop software for them, before the chips have been manufactured.

Hardware products make up a relatively small percentage of our overall revenue. The customers for our hardware products are typically semiconductor and electronic systems companies, not consumers. Our hardware products are used as part of our customers’ internal design processes and are not integrated into our customers’ own products. Each of our hardware products is an electronic hardware board or system. We have determined that some or all of the 3TG metals can be found in all of our hardware products and are necessary to such hardware products’ functionality.

Supply Chain

Our hardware products depend on a highly complex supply chain, and we are separated by many levels in the supply chain from the smelters and refiners that supply the underlying raw materials for our products. We rely on our direct suppliers for information on the origin of the 3TG metals contained in the products supplied to us. It may take time for many suppliers to verify the origin of their 3TG metals because of the complexity of the supply chain.

Conclusion of Reasonable Country of Origin Inquiry

For the 2017 reporting year, we sought to survey all of the direct suppliers for our hardware products regarding the sources of their 3TG metals. A significant number of our suppliers did not provide us with sufficient data on the smelters and refiners in their supply chains. In addition, a significant number of the smelters and refiners that were identified by our suppliers are not yet conformant with the assessment protocols of the Responsible Minerals Initiative’s (RMI) Responsible Minerals Assurance Process (the RMAP), resulting in uncertainty about the mines or locations of origin for the minerals used by these smelters and refiners. Based upon the results of our reasonable country of origin inquiry, however, we have reason to believe that the 3TG metals contained in our hardware products may have originated from the Covered Countries.

2.	Due Diligence Design

Synopsys’ conflict minerals program has been designed to materially conform to the framework set forth in The Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas – Third Edition and the related Supplement on Gold and Supplement on Tin, Tantalum and Tungsten.

3.	Due Diligence Measures Performed

3.1	Management Systems

Conflict Minerals Policy

Synopsys maintains a conflict minerals policy that sets forth our expectation that our direct suppliers will assist us in our supply chain due diligence efforts. Our policy is publicly available on our website at:

https://www.synopsys.com/company/global-citizenship/supply-chain.html

Conflict Minerals Program Governance Team

Our conflict minerals program governance team maintains our conflict minerals policy and manages our conflict minerals compliance program. The team consists of representatives from our legal and corporate affairs, finance, operations, and internal audit functions and our hardware product teams, and is sponsored by our General Counsel.

Control Systems

As we do not have a direct relationship with 3TG metal smelters or refiners, and because our hardware business is limited, we rely on industry-wide initiatives to improve supply chain transparency and encourage responsible sourcing of minerals, particularly the Responsible Business Alliance (RBA). For the 2017 reporting year, we used the RMI Conflict Minerals Reporting Template (CMRT) to survey our direct suppliers regarding the origin of the 3TG metals contained in the products supplied to us. The RMI identifies upstream participants in the supply chain and validates smelters and refiners as conformant with the RMAP. As part of our due diligence program for the 2017 reporting year, we checked smelters and refiners identified by our direct suppliers against the RMI’s conformant smelter and refiner lists (Conformant Smelter and Refiner Lists).

Supplier Engagement

For the 2017 reporting year, we engaged a third-party vendor to conduct outreach with our direct suppliers and manage the supplier survey process. The vendor provided our suppliers with access to its Conflict Minerals Supplier Resource Center, through which our suppliers were able to review our conflict minerals policy, receive training regarding compliance with our conflict minerals program, and obtain information on conflict minerals reporting requirements, the RMAP, and the CMRT. The vendor oversaw the surveying of our direct suppliers, which included e-mail and phone contact escalations for unresponsive suppliers and requests for further information or clarification from suppliers that provided incomplete or inconsistent responses.

Grievance Mechanism

Our public whistleblower hotline is available to report, confidentially and anonymously, violations of our policies or unethical behavior, including grievances related to conflict minerals due diligence and reporting. Our hotline is hosted on a third-party server at:

https://secure.ethicspoint.com/domain/media/en/gui/21287/index.html

Record Maintenance

We stored the survey responses we received from our suppliers in an internal electronic file library. These records will be maintained for at least five years, in accordance with our internal document retention policy.

3.2	Identifying and Assessing Risk in the Supply Chain

The complexity of our products and supply chain, as well as the limited size of our hardware business, makes it difficult for us to map our supply chain. We rely on our direct suppliers to provide us with information about the sources of the 3TG metals contained in the products they supply.

Identifying Relevant Suppliers

For the 2017 reporting year, we sought to survey all of the direct suppliers of our hardware products. Additionally, we identified high-priority suppliers that made up a significant percentage of our hardware product spending (High-Priority Suppliers). High-Priority Suppliers received an enhanced review in our due diligence process, which we believe is consistent with a risk-based approach to due diligence.

Information Requests

We used the CMRT to survey our direct suppliers. The CMRT was developed to facilitate consistent disclosure regarding supplier sourcing of 3TG metals and to enable companies to comply with the requirements of Rule 13p-1. The CMRT can be viewed in several languages and includes extensive written instructions.

Reviewing Supplier Information

Our third-party vendor reviewed our direct suppliers’ responses for completeness and consistency. Synopsys also reviewed these responses against an internally developed list of “red flags” designed to identify responses that are incomplete, implausible, or that indicate heightened risk, such as responses reporting sourcing of 3TG metal from a Covered Country. High-Priority Suppliers were reviewed for additional red flags.

Smelter and Refiner Assessment

Our third-party vendor reviewed a consolidated list of the smelters and refiners identified by our direct suppliers and compared the smelter and refiner names against the RMI’s list of standard smelter and refiner names (the Smelter Reference List) and the U.S. Department of Commerce’s list of known 3TG metal processing facilities in order to assess the quality of the information provided to us and determine whether all identified smelters and refiners were, in fact, smelters and refiners. Our third-party vendor further compared smelter and refiner names against the Conformant Smelter and Refiner Lists. Validation under the RMAP is voluntary, and the RMAP makes no conclusions about the conflict status of sourcing by a smelter or refiner that is not on the Conformant Smelter and Refiner Lists. We also reviewed the countries of the identified smelters and refiners, as provided by our direct suppliers, to see if they are located in a high risk area, such as in or adjacent to the Covered Countries

3.3	Designing and Implementing a Strategy to Respond to Risks

Our conflict minerals program includes risk mitigation measures. For the 2017 reporting year, our expectations regarding cooperation with our due diligence process were communicated to our direct suppliers in our conflict minerals policy (available on our website and through our third-party vendor’s Conflict Minerals Supplier Resource Center), through a cover letter accompanying the CMRT sent to suppliers, and through web-based training offered by our third-party vendor. As described above, we reviewed our direct suppliers’ responses for red flags. Our review was heightened for High-Priority Suppliers. We followed up with suppliers whose responses exceeded a specified number of red flags or whose responses otherwise indicated heightened risk, such as responses reporting the sourcing of 3TG metal from a Covered Country. Suppliers that exceeded red flag limits for the immediately preceding and current reporting years, or that otherwise presented heightened risk, were identified to relevant hardware product managers. We will evaluate, in light of all relevant factors, whether to continue our relationship with such suppliers.

The results of our due diligence process have been reviewed by our conflict minerals program governance team. This report and a summary of our results have been reported to our Co-CEOs, CFO, General Counsel, and board of directors.

We will evaluate our risk mitigation framework each year to determine if there are steps we can take to improve the completeness and accuracy of the information we receive.

3.4	Supporting Independent Third-Party Audits of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with the smelters or refiners of the 3TG metals contained in our products, and we therefore did not perform or direct audits of these entities. We relied on the RMI’s RMAP to audit smelters and refiners and validate them as conformant with the RMAP assessment protocols.

3.5	Reporting on Supply Chain Due Diligence

This Conflict Minerals Report is publicly available on our website at:

https://www.synopsys.com/company/global-citizenship/supply-chain.html

4.	Due Diligence Results

Smelters and Refiners

We received responses from approximately 74% of our direct suppliers. These responses encompass products that account for over 95% of our spending on hardware products for the 2017 reporting year.

Our suppliers identified 145 gold refiners, 39 tantalum smelters, 79 tin smelters, and 46 tungsten smelters. We compared these identified smelters and refiners against the RMI’s Smelter Reference List, and 100% of such smelters and refiners appear on the RMI’s Smelter Reference List.

We also compared these identified smelters and refiners against the RMI’s Conformant Smelter and Refiner Lists, as of May 1, 2018, and approximately 73% of gold refiners, 100% of tantalum smelters, 90% of tin smelters, and 91% of tungsten smelters are conformant with the RMAP assessment protocols.

Countries of Origin of Conflict Minerals

The attached Appendix lists the country locations of the smelter and refiner facilities identified by our direct suppliers, as indicated on the Smelter Reference List. The locations of these facilities do not necessarily indicate the countries of origin of the 3TG metals processed by such facilities. If a smelter or refiner is not conformant with the RMAP assessment protocols or certified under a similar initiative, it may not be possible to draw a reliable conclusion about the ultimate source of its metals.

In addition, a majority of suppliers provided smelter and refiner information at a company or divisional level, rather than at a product level. We therefore cannot be sure whether all of the identified smelters and refiners provided 3TG metal that was included in the products actually supplied to us. For these reasons, we have incomplete information regarding the countries of origin of our conflict minerals.

Efforts to Determine Mines or Locations of Origin

As a downstream company that is separated by many levels in the supply chain from the smelters and refiners that supply materials for our products, we have determined that surveying our direct suppliers with the CMRT and collecting the resulting smelter and refiner information is the most reasonable available approach to determining the mines or locations of origin of 3TG metals in our supply chain. We rely on the RMI’s RMAP to identify and validate smelters and refiners that source 3TG metals as conformant with the RMAP assessment protocols.

5.	Further Steps to Mitigate Risk

We intend to take the following steps to help mitigate the risk that the necessary conflict minerals in our products could finance or benefit armed groups in the Covered Countries.

•	Continue to engage with our direct suppliers in order to attempt to increase their response rate and to improve the content of their CMRT responses.

•	Monitor suppliers that indicate potential sourcing of 3TG metals from the Covered Countries to determine whether such sourcing is being conducted in a responsible way, such as through smelters and refiners that are conformant with the RMAP assessment protocols.

•	Evaluate, in light of all relevant factors, whether to continue our relationship with suppliers that are unresponsive to our requests for conflict minerals information or that present a heightened risk of sourcing linked to conflict without a plan to remediate such risk.

FORWARD-LOOKING STATEMENTS

Statements relating to further risk mitigation are forward-looking in nature and are based on Synopsys’ current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of Synopsys’ control and that could cause actual events to differ materially from those expressed or implied by the statements made herein.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third-party materials or references to websites (including Synopsys’) are not incorporated by reference in, or considered to be a part of this Conflict Minerals Report, unless expressly incorporated by reference herein.

Appendix

Country Locations of Smelter and Refiner Facilities Identified by Direct Suppliers (per the Smelter Reference List)

Conflict Mineral	Gold	Tantalum	Tin	Tungsten
Country Locations of Smelter and Refiner Facilities	Andorra	Brazil	Belgium	Austria
	Australia	China	Bolivia	Brazil
	Austria	Estonia	Brazil	China
	Belgium	Germany	China	Germany
	Brazil	India	Indonesia	Japan
	Canada	Japan	Japan	Philippines
	Chile	Kazakhstan	Malaysia	Russia
	China	Macedonia	Peru	South Korea
	Czech Republic	Mexico	Philippines	United States
	France	Russia	Poland	Vietnam
	Germany	Thailand	Spain
	India	United States	Taiwan
	Indonesia		Thailand
	Italy		United States
	Japan		Vietnam
Kazakhstan
Kyrgyzstan
Lithuania
Malaysia
Mexico
Netherlands
New Zealand
Philippines
Poland
Russia
Saudi Arabia
Singapore
South Africa
South Korea
Spain
Sudan
Sweden
Switzerland
Taiwan
Thailand
Turkey
United Arab Emirates
United States
Uzbekistan
Zambia
Zimbabwe